UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38877

Yunji Inc.

15/F, South Building, Hipark Phase 2, Xiaoshan District

Hangzhou 310000, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Resignation of Director

Mr. Gao Wang has resigned as a director of Yunji Inc. (the “Company”), and no longer serves on any committee of the Company’s board of directors, effective May 12, 2023. The resignation of Mr. Wang was not due to any disagreement with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yunji Inc.

By:	/s/ Peng Zhang
Name:	Peng Zhang
Title:	Vice President of Finance

Date: May 12, 2023